FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Results of Annual Shareholders’ Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 28, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Results of Annual Shareholders’ Meeting

1. Approval of Financial Statements
The 6th Year (Unit : Mil. KRW)
- Total Assets	191,678		– Sales	29,015
-Total Liabilities	12,726		– Operating Income	–18,003
- Capital Stock	6,485		– Net Income	–13,205
- Total Shareholders’ Equity	178,952		* Earnings per Share (KRW)	–1,051
* External Auditor’s Opinion			Unqualified
2. Dividend Decision
a. Cash Dividend	Dividend per Share(KRW)	Common Shares	Year-end Dividend	–
			Interim• Quarterly Dividend	–
		Preferred Shares	Year-end Dividend	–
			Interim• Quarterly Dividend	–
	Total Dividends(KRW)		–
	Dividend Rate to Market Value (%) (Including Interim Dividend)	Common Shares	–
		Preferred Shares	–
b. Stock Dividend	Stock Dividend Rate(%)	Common Shares	–
		Preferred Shares	–
	Total Stock	Common Shares	–

	Dividends	Preferred Shares	–
3. Appointment of Directors, Outside Directors, Auditors, and Members of Audit Committee (As of the Appointment Date)
a. Details of Appointment			Election of 2 standing directors
b. Number of Outside Directors after Appointment	Total Number of Directors		7
	Total Number of Outside Directors		3
	Outside Director Appointment Ratio(%)		42.9
c. Number of Auditors after Appointment	Standing Auditor		–
	Non-Standing Auditor		–
d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors		3
	Members of Audit Committee who are not Outside Directors		–
4. Details of Other Resolutions	Item 1. Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 6th Fiscal Year
àApproved according to the original suggestion

Item 2. Amendments of the Articles of Incorporation
àApproved according to the original suggestion

Item 3. Election of Directors-Nominees;
      Nam Ju, Kim
     ‚ Kil Saup, Song
			àApproved according to the

original suggestion Item 4. Approval of Limit on Remuneration of Directors àApproved according to the original suggestion
5. Date of Shareholders' Meeting	03/28/2006
6. Others	–
* Date of Relevant Disclosure	–

[Information of the elected directors]
Name	Date of Birth	Term	Newly elected/reelected	Career	Present post	Education	Nationality
Nam Ju Kim	April 17, 1972	3 years	Reelected	– Mirinaesoft Co., Ltd.	Webzen CEO	Yerim Art School	Korean
Kil Saup Song	February 14, 1976	3 years	Reelected	– Mirinaesoft Co., Ltd.	Webzen CTO	Eui-Jung Bu High School	Korean